EX-99.77E
Exhibit 77(e) – Legal Proceedings

The Core Fund was subject to litigation filed against it by Morgan Stanley & Co. LLC related to confirmation and partial vacation of an arbitration award in part for prevailing party attorneys’ fees which have since terminated during the period.  The proceeding, date of termination, and final outcome is detailed below:

Proceeding.  Morgan Stanley & Co. LLC (“Morgan Stanley”) had filed a Motion To Confirm Arbitration Award In Part, Vacate Arbitration Award In Part, And For Prevailing Party Attorneys’ Fees (the “Motion”) in the United States District Court for the Middle District of Florida.  The Motion seeked to confirm an arbitration award dismissing claims the Core Fund asserted against Morgan Stanley in a FINRA arbitration (FINRA Case No. 10-00674) with respect to certain investments by the Core Fund in auction rate securities.  In addition, as a prevailing party under applicable Florida law, Morgan Stanley seeked an award of attorneys’ fees in connection with defending the arbitration.  The Motion did not specify the amount of attorneys’ fees that Morgan Stanley had incurred.

Morgan Stanley filed the Motion on October 31, 2011.  The Core Fund filed an opposition to the Motion on December 19, 2011.  Morgan Stanley filed a reply to the opposition on January 3, 2012.  The Core Fund filed a sur-reply on January 27, 2012.  On February 10, 2012, Morgan Stanley filed a motion to strike certain allegations in and exhibits to the Core Fund’s sur-reply.

Date of Termination:. July 11, 2012.

Final Outcome:  On July 11, 2012, an arbitration panel denied Morgan Stanley’s request seeking award of attorney’s fees and the suit was closed.